UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information Statement Pursuant to Rules 13d-1 and 13d-2

Under the Securities Exchange Act of 1934

(Amendment No. )*

InflaRx N.V.

(Name of Issuer)

Common shares, nominal value €0.12 per share

(Title of Class of Securities)

N44821101

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N44821101	13G	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Private Equity Thüringen GmbH & Co.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,192,296 Shares
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,192,296 Shares
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,192,296 Shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.00%
12	TYPE OF REPORTING PERSON FI

CUSIP No. N44821101	13G	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON Private Equity Thüringen Zweite Beteiligungen GmbH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 748,440 Shares
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 748,440 Shares
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 748,440 Shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.14%
12	TYPE OF REPORTING PERSON FI

CUSIP No. N44821101	13G	Page 4 of 6 Pages

1	NAME OF REPORTING PERSON Kevin Reeder
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,940,736 Shares
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,940,736 Shares
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,940,736 Shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.15%
12	TYPE OF REPORTING PERSON IN

CUSIP No. N44821101	13G	Page 5 of 6 Pages

Item 1(a).	Name of Issuer

The name of the issuer to which this filing on Schedule 13G relates is InflaRx N.V. (the “Company”).

Item 1(b).	Address of Issuer’s Principal Executive Offices

The principal executive offices of the Company are located at Winzerlaer Strasse 2, 07745 Jena, Germany.

Item 2(a).	Name of Person Filing

This statement is being filed on behalf of Private Equity Thüringen GmbH & Co., a German stock corporation (“PET I”), and Private Equity Thüringen Zweite Beteiligungen GmbH, a German stock corporation (“PET II”).  Kevin Reeder is the managing director of PET I and PET II and may be deemed to have voting and investment power over the Common Shares (as defined below) held by PET I and PET II. PET I, PET II and Kevin Reeder are collectively referred to herein as the “Reporting Persons.”

Item 2(b).	Address of Principal Business Office or, if none, Residence

The principal business address of each Reporting Person is Gorkistr. 9, D-99084 Erfurt, Germany.

Item 2(c).	Citizenship

PET I and PET II are each organized under the laws of Germany. Mr. Reeder is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities

The class of equity securities of the Company to which this filing on Schedule 13G relates is Common Shares, nominal value €0.12 per share (the “Common Shares”).

Item 2(e).	CUSIP Number

The CUSIP number of the Company’s Common Shares is N44821101.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable.

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	☐ A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).
(k)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership

Item 4(a).	Amount beneficially owned

As of the close of business on December 31, 2017, the Reporting Persons collectively held 1,940,736 Common Shares, representing 8.15% of the Company’s outstanding Common Shares. The percentage of the Company’s outstanding Common Shares held by the Reporting Person is based on 23,812,100 Common Shares outstanding as of September 30, 2017, as reported in the Company’s final prospectus filed with the Securities and Exchange Commission (the “SEC”) on November 8, 2017, after giving effect to the offering described therein, and the partial exercise of the underwriters’ option to purchase 401,128 additional shares as described in the Company’s Report on Form 6-K filed with the SEC on December 21, 2017.

Item 4(b).	Percent of Class

See Item 4(a) hereof.

Item 4(c).	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 1,940,736

(ii)	shared power to vote or to direct the vote: 0

(iii)	sole power to dispose or to direct the disposition of: 1,940,736

(iv)	shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: February 1, 2018

Private Equity Thüringen GmbH & Co.

By:	/s/ Kevin Reeder
Name:	Kevin Reeder
Title:	Managing Director

Private Equity Thüringen Zweite Beteiligungen GmbH

By:	/s/ Kevin Reeder
Name:	Kevin Reeder
Title:	Managing Director

Kevin Reeder

By:	/s/ Kevin Reeder
Name:	Kevin Reeder
Title:	Managing Director bm-t